Via Facsimile and U.S. Mail
Mail Stop 4720

May 14, 2009

David McGarvey
Chief Financial Officer
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia

> **Re:** **Pharmaxis Ltd**
> **Form 20-F for the Year Ended June 30, 2008**
> **File No. 000-51505**

Dear Mr. McGarvey:

We have reviewed your March 26, 2009 response to our March 4, 2009 comment letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Government Regulation and Product Approval, page 24

1. We note your response to comment 1. Your disclosure states that you have appointed an independent partner and you intend to establish an office in China to manage Asian sales and marketing partners. This disclosure may imply that you intend to sell products in China. Therefore, our comment is reissued. Please describe the regulatory system in China. If you do not plan to perform clinical trials in China, please disclose that you do not expect to obtain approval to sell your products in China and further explain your purpose in having an office in China. Similarly, disclose that Korea accepts an Australian approval as the basis for their approval.

Adoption of IFRS for Inclusion in U.S. Filings (Form 20-F), Page 136

2. Please refer to your response to comment four. Since you did not apply U.S. GAAP in your SEC filings in the previous year, we believe an audited reconciliation to U.S. GAAP should be included in your filing.

*   *   *

As appropriate, please amend your Form 20-F for the fiscal year ended June 30, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tabatha Akins, Staff Accountant (202) 551- 3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Scot Foley, Senior Attorney at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant